EXHIBIT 99.1

Volvo Trucks Inaugurates Factory in China

GOTEBORG, Sweden, March 31, 2004 (PRIMEZONE) -- Volvo Truck Corporation is today inaugurating a new factory in Jinan together with its Chinese partner, China National Heavy Truck Corporation (CNHTC). The new factory will build Volvo trucks for the growing Chinese market. The factory has initially a capacity of about 1,200 trucks a year.

Of all the Western truck makes in China, Volvo has made a unique name for itself by developing and expanding a strong dealership network. Sales have increased quickly and in the space of just a few years, Volvo has forged an extremely strong position for itself on the Chinese truck market. The agreement on production in China was signed in June 2003.

The company is now reinforcing its position still further by becoming the first European truck manufacturer with production facilities inside the country. Volvo Trucks is also the first automotive manufacturer to be granted responsibility for the distribution of its domestic production. The inauguration ceremony in Jinan was attended by Volvo Group President and CEO Leif Johansson, Volvo Trucks President and CEO Jorma Halonen, and representatives of CNHTC as well as key Chinese state officials.

The first Volvo trucks sold in China were delivered already back in 1934. The export drive to China was renewed in 1997 and last year, Volvo sold just over one thousand trucks there. Within the next few years this figure is expected to rise to 10,000. The factory will initially build the Volvo FM models. The industrial expansion is being paralleled by continued efforts to develop the dealership network.

"Our customers want a high service rating and competent dealers. That is where we enjoy a strong competitive edge. Our production base here makes it easier for us to grow with the market and in the longer term to include Chinese sub-suppliers in our global production system," says Jorma Halonen, President and CEO of Volvo Trucks. With the new factory in Jinan, China is now the sixteenth country in the world where Volvo Trucks runs its own production operations.

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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